UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

RACKSPACE HOSTING, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

750086100

(CUSIP Number)

Calendar Year 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WESTON GRAHAM M

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

21,209,473 (1)

	6	SHARED VOTING POWER

170,493 (2)

	7	SOLE DISPOSITIVE POWER

21,209,473 (1)

	8	SHARED DISPOSITIVE POWER

170,493 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,379,966

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Amount includes:

(a) 196,509 shares held directly by Mr. Weston.
(b) 19,478,564 shares held by Trout, Ltd. Mr. Weston is the sole owner of Knightsbridge, LC which is the general partner of Trout, Ltd.
(c) 213,825 shares held by Beaulieu River Rackinvest, LP. Mr. Weston is the general partner of Beaulieu River Rackinvest, LP.
(d) 72,273 shares held by Giant Partners, LP. Mr. Weston is the sole owner of Knightsbridge, LC which is the general partner of Giant Partners, LP.
(e) 1,242,302 shares held by Wittington America, Ltd. Mr. Weston is the sole owner of the general partner of Wittington America, Ltd.
(f) 6,000 shares held for the benefit of family members.

(2) 85,266 shares held individually by a member of Mr. Weston's family and 85,227 shares held by the Weston Remainderman Fund of which Mr. Weston’s children are the beneficiaries.

Item 1.

(a)	Name of Issuer
Rackspace Hosting, Inc.

(b)	Address of Issuer’s Principal Executive Offices
5000 Walzem Road San Antonio, Texas 78218

Item 2.

(a)	Name of Person Filing
Graham M. Weston

(b)	Address of Principal Business Office or, if none, Residence
c/o Rackspace Hosting, Inc. 5000 Walzem Road San Antonio, Texas 78218

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock, $0.001 par value per shares

(e)	CUSIP Number
750086100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 21,379,966

(b)	Percent of class: 17.27

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 21,209,473

(ii)	Shared power to vote or to direct the vote: 170,493

(iii)	Sole power to dispose or to direct the disposition of: 21,209,473

(iv)	Shared power to dispose or to direct the disposition of: 170,493

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rackspace Hosting, Inc.

Date: February 16, 2010	By:	/s/ Graham M. Weston
Name: Graham M. Weston
Title: Chairman of the Board

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)